Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 May 2013

Name of applicant:		RANDGOLD RESOURCES LIMITED
Name of scheme:		Randgold Resources Share Option Scheme Randgold Resources Limited Restricted Share Scheme Randgold Resources Limited Co-Investment Plan
Period of return:	From:	1 December 2012	To:	31 May 2013
Balance of unallotted securities under scheme(s) from previous return:		1,843,671 (One million, eight hundred and forty three thousand, six hundred and seventy one) Ordinary Shares of US$0.05 each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):

9,500 (Nine thousand, five hundred) Ordinary Shares of US$0.05 each under the Randgold Resources Limited Share Option Scheme; and 113,334 (One hundred and thirteen thousand, three hundred and thirty four) Ordinary Shares of US$0.05 each under the Randgold Resources Limited Restricted Share Scheme.

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,720,837 (One million, seven hundred and twenty thousand, eight hundred and thirty seven) Ordinary Shares of US$0.05 each

Name of contact:		Martin Welsh
Telephone number of contact:		+44 (0) 1534 735333